Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: SOMPO JAPAN INSURANCE INC.

Subject Company: SOMPO JAPAN INSURANCE INC. (SEC File No. 132-02678)

Subject Company: NIPPONKOA Insurance Co., Ltd. (SEC File No. 132-02677)

October 30, 2009

Corporate Name:	SOMPO JAPAN INSURANCE INC.
Name of the Representative:	Masatoshi Sato President and CEO
(Code Number: 8755	TSE, OSE, NSE, SSE and FSE)

Corporate Name:	NIPPONKOA Insurance Co., Ltd.
Name of the Representative:	Makoto Hyodo President and CEO
(Code Number: 8754	TSE, OSE and NSE)

Effects on Business Integration in Light of Administrative Order Against NIPPONKOA Insurance Co., Ltd.

SOMPO JAPAN INSURANCE INC. (President and Chief Executive Officer: Masatoshi Sato) (“SOMPO JAPAN”) and NIPPONKOA Insurance Co., Ltd. (President and CEO: Makoto Hyodo) (“NIPPONKOA”) (collectively, the “Parties”) today entered into an agreement concerning business integration and resolved to authorize the Share Exchange Plan at the respective meeting of the boards of directors.

As the Parties take a step toward realization of the business integration, the Parties hereby make the following announcement in connection with an administrative order received by NIPPONKOA on October 23, 2009 pursuant to Article 132, Paragraph 1 of the Insurance Business Law.

Prompt payment of insurance claims is an important responsibility of an insurance company, and we regret and deeply apologize for NIPPONKOA’s recent receipt of the above administrative order upon confirmation of instances of undue delays in claim payments due to insufficient and/or inadequate handling on the part of NIPPONKOA.

As the Parties continue with efforts to prepare for realization of the business integration scheduled in April 2010, we gravely embrace the fact of the receipt of this administrative order as an issue of the new group as a whole, and are determined to endeavor to prevent a recurrence of problems of this sort and enhance quality of the service of the new group.

Incidentally, after consideration of possible impact this incident may have upon NIPPONKOA’s financial conditions, SOMPO JAPAN has confirmed that it would not materially affect the business integration.

END.

SOMPO JAPAN INSURANCE INC. (“SOMPO JAPAN”) and NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their proposed business combination. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of SOMPO JAPAN and NIPPONKOA prior to their respective shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about SOMPO JAPAN and NIPPONKOA, the proposed business combination and related matters. U.S. shareholders of SOMPO JAPAN and NIPPONKOA are urged to read the Form F-4, the prospectus and other documents that have been or may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the respective shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

SOMPO JAPAN INSURANCE INC.	NIPPONKOA Insurance Co., Ltd.

26-1, Nishi-Shinjuku 1-chome, Shinjuku	7-3, Kasumigaseki 3-chome, Chiyoda-ku

Tokyo, Japan 160-8338	Tokyo, Japan 100-8965

Investor Relations Office	Investor Relations,

Corporate Planning Department	Corporate Planning Department

Shinichi Hara	Yoko Hirao

Tel: 81-3-3349-3913	Tel: 81-3-3593-5418

E-mail: SHara1@sompo-japan.co.jp	E-mail: yoko.hirao@nipponkoa.co.jp

URL: http:///www.sompo-japan.co.jp	URL: http//www:nipponkoa.co.jp

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of SOMPO JAPAN and NIPPONKOA in relation to, and the benefits resulting from, their proposed business combination and business alliance described above. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of SOMPO JAPAN and NIPPONKOA in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of SOMPO JAPAN and NIPPONKOA (or the post-business combination group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. SOMPO JAPAN and NIPPONKOA undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by SOMPO JAPAN and NIPPONKOA (or the post-business combination group) in their subsequent domestic filings in Japan and filings with the SEC.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;

(2)	the regulatory outlook of the Japanese insurance industry;

(3)	occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses;

(4)	the price and availability of reinsurance;

(5)	the performance of the two companies’ (or the post-business combination group’s) investments;

(6)	the two companies’ being unable to reach a mutually satisfactory agreement on the detailed terms of the proposed business combination or otherwise unable to complete it; and

(7)	difficulties in realizing the synergies and benefits of the post-business combination group.